

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Scott C. Mahan
Vice President, Finance & Operations and
Chief Financial Officer
BSQUARE Corporation
110 110th Avenue NE, Suite 200
Bellevue, WA 98004

      Re: **BSQUARE Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2009
                 Filed March 25, 2010
                 File No. 27687

Dear Mr. Mahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Software and Service Solutions for Smart Device Makers, page 5

1.   You disclose that Ford has engaged you to assist in the development of their "next-generation SYNC technology," that Ford accounted for 23% of total revenue in 2009 and that you estimate that you will earn revenue from Ford going forward. Given the significance of Ford to your operations, please provide significantly expanded disclosure regarding your relationship with Ford and the business you conduct on the Ford project. For example, please explain what it means to be assisting Ford in the development of their next-generation SYNC technology. Please include this disclosure in future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders, page 30

2.   We note the disclosure on the cover page of the Form 10-K indicating that as of February 28, 2010, there were 10,168,339 shares of common stock outstanding. Please revise the disclosure here to provide the disclosure required by Item 201(b)(1) of Regulation S-K regarding the number of holders of record.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Judgments

Revenue Recognition, page 32

3.   We note your disclosure that "significant judgment is required when estimating total hours and progress to completion" for arrangements accounted for under the percentage of completion method. However, your disclosures do not provide additional insight into estimation process, rather they appear to duplicate your accounting policy in the notes to the financial statements. In light of the disclosed cost overruns associated with the Ford contract, please tell us how you considered providing an analysis of the uncertainties involved in applying the percentage of completion method or the variability that is reasonably likely to result from its application over time. In this regard, factors such as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past and whether estimates are reasonably likely to change in the future would appear relevant. Refer to Section V. of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page 43

4.   We note your tabular presentation of stock-based compensation in footnote (1) of your Consolidated Statements of Operations which includes a total of stock-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement that includes a total of the stock-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and

Disclosure Issues" (Updated 11/30/06), Section I.B.2 at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. This comment also applies to your Forms 10-Q.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Accounting Policies

General

5.   We note from disclosure on page 15 that you earned $709 thousand in rebates from Microsoft in 2009. Please tell us how you are accounting for rebates earned from vendors including your consideration for the guidance in ASC 605-50-25-10 through 12. Additionally, please tell us how you considered the guidance in ASC 235-10-50-1 in determining whether to disclose your accounting policy related to these rebates.

Revenue Recognition, page 49

6.   We note your disclosure that vendor-specific objective evidence ("VSOE") of post-contract support services ("PCS") is "established by the price charged when the same element is sold separately." Please describe, in detail, your methodology for establishing VSOE of PCS. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Note 2. Cash, Cash Equivalents, Long-term Investments and Restricted Cash, page 51

7.   We note from disclosure here and on page 22 that you relied upon a third-party valuation specialist to determine the fair value of your auction rate securities. Please describe for us the nature and extent of the third party valuation specialist's involvement in the determination of the fair value of these securities and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2010)

Nominees for Class I Directors

Directors Continuing in Office, page 5

8.   We note your disclosure regarding the experience of each of your directors and director nominees. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please see Item 401(e) of Regulation S-K. Please include this disclosure in future filings.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2010)

Executive Officer Compensation

Determination of Compensation

Benchmark data, page 13

9.   We note that historically, the Compensation Committee has utilized the services of a compensation consultant on an annual basis to compare your executive compensation program with those of public companies in the Pacific Northwest with revenue of less than $100 million but that a compensation consultant was not engaged by the Compensation Committee in 2009. In light of the fact that your Board of Directors and your Compensation Committee determined that executive salaries would not be changed in 2009 from 2008, it appears that information on 2008 executive compensation is material. Therefore, please disclose the names of the specific companies in your peer group and tell us where your compensation fell within that range. Please include this disclosure in future filings.

Company and individual-specific factors, page 13

10.   We note that for the purposes of evaluating executive officer compensation, the Compensation Committee reviews your financial performance objectives as well as your non-financial performance objectives. Please briefly disclose your performance objectives in 2009 as well as actual results. Please also disclose individual performance objective as well as actual results. Please include this disclosure in future filings.

Incentive Compensation Plan – Sales, page 14

11. Your sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual and, in particular, the cash incentive plans for 2009 for Mr. Stapleton provided for percentage commissions on quarterly revenue and gross margin results of the Company, with no minimum or maximum amounts payable. The Summary Compensation Table on page 12 reveals that Mr. Stapleton's incentive compensation plan payments of $126,844 represented approximately 44% of his total compensation for 2009. Please expand to explain more specifically the basis on which Mr. Stapleton received $126,844 in incentive compensation. Please describe the provisions that were tailored for Mr. Stapleton's incentive compensation plan in sufficient detail to explain how such provisions led to $126,844 in 2009 incentive compensation. Disclose the percentage commission rate that Mr. Stapleton earns and the amount of quarterly revenues and gross margin subject to this commission. Tell us, with a view to disclosure, whether the compensation agreement that governs Mr. Stapleton's commission earnings is the February 17, 2005 letter agreement that entitles him to ten percent of the sales commissions earned by executives who report to Mr. Stapleton.

Exhibits 31.1 and 31.2

12. We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title. This comment also applies to your Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief